SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 AND 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. ___

ZBB Energy Corporation
(NAME OF ISSUER)

Common Stock, par value $0.01 per share
(TITLE OF CLASS OF SECURITIES)

98876R204
(CUSIP Number)

October 15, 2010
(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13 is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 14 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98876R204	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ardsley Partners Renewable Energy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,754,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,754,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.40%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98876R204	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Renewable Energy Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 661,262
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 661,262
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,262
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.54%
12	TYPE OF REPORTING PERSON** CO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98876R204	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Advisory Partners
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,857,831
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,857,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.31%
12	TYPE OF REPORTING PERSON** PN; IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98876R204	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ardsley Partners I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,754,300
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,754,300
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,754,300
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.40%
12	TYPE OF REPORTING PERSON** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 98876R204	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Philip J. Hempleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,857,831
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,857,831
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,857,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.31%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 98876R204	13G	Page 7 of 14 Pages

Item 1 (a).	NAME OF ISSUER.

The name of the issuer is ZBB Energy Corporation (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin, 53051.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Ardsley Partners Renewable Energy Fund, L.P., a Delaware limited partnership ("Renewable Energy"), with respect to the shares of Common Stock, par value $0.01 per share ("Common Stock") directly owned by it;

(ii)	Ardsley Renewable Energy Offshore Fund, Ltd., a British Virgin Islands corporation ("Renewable Offshore"), with respect to the shares of Common Stock directly owned by it;

(iii)
Ardsley Advisory Partners, a New York general partnership ("Ardsley") which serves as Investment Manager of Renewable Offshore and the Investment Adviser of Renewable Energy and a certain managed account, with respect to the shares of Common Stock directly owned by Renewable Offshore, Renewable Energy and such managed account;

(iv)	Ardsley Partners I, a New York general partnership ("Ardsley Partners") which serves as General Partner of Renewable Energy; and

(v)
Philip J. Hempleman ("Mr. Hempleman"), the Managing Partner of Ardsley and Ardsley Partners, with respect to the shares of Common Stock owned by Renewable Energy, Renewable Offshore and the certain managed account.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	ADDRESS OF PRINCIPAL OFFICE OR, IF NONE, RESIDENCE:

         The address of the business office of each of the Reporting Persons, with the exception of Renewable Offshore, is 262 Harbor Drive, Stamford, Connecticut 06902.

          The address of the registered office of Renewable Offshore is Romasco Place, Wickhams Cay 1, Roadtown Tortola, British Virgin Islands.

Item 2(c).	CITIZENSHIP:

          Renewable Energy is a Delaware limited partnership.  Renewable Offshore is a British Virgin Islands corporation.  Ardsley and Ardsley Partners are New York general partnerships.  Mr. Hempleman is a United States Citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share.

CUSIP No. 98876R204	13G	Page 8 of 14 Pages

Item 2(e).	CUSIP NUMBER:

98876R204

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box:  ☒

Item 4.	OWNERSHIP.

A.	Ardsley Partners Renewable Energy Fund, L.P.
	(a)	Amount beneficially owned: 1,754,300
(b)
Percent of class: 9.40%.  (The percentages used herein and in the rest of Item 4 are calculated based upon the 18,666,749 shares of Common Stock issued and outstanding as of October 12, 2010, as per the Company's Form 424B5, as filed with the Securities and Exchange Commission on October 13, 2010.)

	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,754,300
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 1,754,300

CUSIP No. 98876R204	13G	Page 9 of 14 Pages

B.	Ardsley Renewable Energy Offshore Fund, Ltd.
	(a)	Amount beneficially owned: 661,262
	(b)	Percent of class: 3.54%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 661,262
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 661,262

C.	Ardsley Advisory Partners
	(a)	Amount beneficially owned: 2,857,831
	(b)	Percent of class: 15.31%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,857,831
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,857,831

D.	Ardsley Partners I
	(a)	Amount beneficially owned: 1,754,300
	(b)	Percent of class: 9.40%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 1,754,300
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 1,754,300

E.	Philip J. Hempleman
	(a)	Amount beneficially owned: 2,857,831
	(b)	Percent of class: 15.31%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 2,857,831
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 2,857,831

CUSIP No. 98876R204	13G	Page 10 of 14 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Ardsley, the Investment Manager of Renewable Offshore and the Investment Adviser of a certain managed account, has the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Renewable Offshore, and such managed account, and accordingly may be deemed the direct "beneficial owner" of such shares of Common Stock.

Ardsley, the Investment Adviser of Renewable Energy, shares the power to vote and direct the disposition of the proceeds from the sale of the shares of Common Stock owned by Renewable Energy and, accordingly, may be deemed the direct "beneficial owner" of such shares of Common Stock.

Ardsley Partners, the General Partner of Renewable Energy, shares the power to vote and direct the disposition of the shares of Common Stock owned by Renewable Energy, and, accordingly, may be deemed the direct "beneficial owner" of such shares of Common Stock.

Mr. Hempleman is the Managing Partner of Ardsley and Ardsley Partners and in that capacity directs their operations and therefore may be deemed to be the indirect "beneficial owner" of the shares of Common Stock owned by Renewable Offshore, Renewable Energy and the certain managed account.  Mr. Hempleman disclaims beneficial ownership of all of the shares of Common Stock reported in this 13G.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 98876R204	13G	Page 11 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  as of October 25, 2010

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

CUSIP No. 98876R204	13G	Page 12 of 14 Pages

ARDSLEY ADVISORY PARTNERS
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS I

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

*           Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.

CUSIP No. 98876R204	13G	Page 13 of 14 Pages

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1 (k) (1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of October 25, 2010

ARDSLEY PARTNERS RENEWABLE ENERGY FUND, L.P.
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY RENEWABLE ENERGY OFFSHORE FUND, LTD.

BY:	/s/ Steve Napoli
Steve Napoli
Director

CUSIP No. 98876R204	13G	Page 14 of 14 Pages

ARDSLEY ADVISORY PARTNERS
BY:	ARDSLEY PARTNERS I,
GENERAL PARTNER

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

ARDSLEY PARTNERS I

BY:	/s/ Steve Napoli
Steve Napoli
General Partner

PHILIP J. HEMPLEMAN, INDIVIDUALLY

BY:	/s/ Steve Napoli*
Steve Napoli
As attorney in fact for
Philip J. Hempleman

*           Evidence of Power of Attorney was filed with the Schedule 13G/A filed on February 15, 2006 (Acc-no: 0000902664-06-000895) and is incorporated by reference into this filing.